Mail Stop 4561

October 31, 2008

Alan Trefler
Chief Executive Officer
Pegasystems Inc.
101 Main Street
Cambridge, MA 02142-1590

>   **Re: Pegasystems Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2007**
>   **Filed March 10, 2008**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed April 4, 2008**
>   **File No. 001-11859**

Dear Mr. Trefler:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 1. Business

Competition, page 7

1.   You have identified the principal competitive factors affecting the market in which you operate but have not disclosed whether Pegasystems has a competitive advantage or disadvantage with respect to any such factors. In future filings,

please expand your disclosure to discuss any material positive and negative factors pertaining to your competitive position. See Item 101(c)(1)(x) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Business Overview, page 19

2.   The overview of Management's Discussion and Analysis should briefly describe material opportunities, challenges and risks, such as those presented by known material trends, commitments and uncertainties, on which the company's executives are most focused for both the short and long term, as well as the steps you are taking to address them. Please see Section III.A of SEC Release 33-8350. For example, we note your disclosure in the risk factors section of your Form 10-K regarding the impact the recent credit market turmoil could have on your sales to financial services customers, as well as the potential effect on demand for your products that could result from rapid changes or consolidation in the financial services or healthcare markets. Please provide additional information about the impact of such developments, to the extent material, for both the historical periods covered by the report as well as on a forward-looking basis in light of the information currently known by you, as well as any actions being taken to address such developments. Please tell us what consideration you gave to including a discussion of this type in your Form 10-K. In addition, please confirm that you will expand your Management's Discussion and Analysis in future filings to provide such an executive level overview.

Results of Operations

2007 Compared to 2006

Revenue, page 24

3.   Management's Discussion and Analysis should provide an analysis of known material trends, explaining the underlying reasons for such trends, if known, so that readers can see the business through the eyes of management and ascertain the likelihood that past performance is indicative of future performance. In this regard, we note the following disclosures in your filing:

- The $35.9 million increase in revenue from fiscal 2006 to fiscal 2007 attributable to "an increase in the overall demand for [y]our software, related professional services, and maintenance," page 24, and

- The $26.3 million increase in professional services and training revenue from fiscal 2005 to fiscal 2006 primarily attributable to "an increase in demand from [y]our customers for professional services," page 28.

  Please tell us what consideration you gave to describing the reasons underlying the increases in demand to which you attribute the above-referenced revenue increases. Please see Section III.B.4 of SEC Release 33-8350.

4. We note your disclosure that in fiscal 2007, the number and average value of perpetual license signings increased while for term licenses, the number of signings decreased, but the average value increased. We also note your risk factor on page 9 that indicates your business strategy is focused on entering into smaller initial licenses with new customers with the goal of increased follow-on sales. Please tell us what consideration you gave to quantifying the number of license signings by product type, average value per license signing by product type, and the number of follow-on sales generated as key indicators of your financial condition and operating performance pursuant to Section III.B.1 of SEC Release 33-8350.

Item 8. Financial Statements and Supplementary Data

Note 1. Significant Accounting Policies

(e) Revenue Recognition

Software License Revenues, page 45

5. You indicate that you recognize term license revenue as payments become due, or earlier if prepaid, as a result of certain contract provisions. Please tell us more about the nature of these contract provisions. As part of your response, please explain to us whether your term and perpetual licenses differ in this regard.

Item 9A. Controls and Procedures

(b) Management's Report on Internal Control over Financial Reporting, page 70

6. You disclose in your Form 10-K that management identified a material weakness in internal control over financial reporting as of December 31, 2007. Your Forms 10-Q for the quarters ended March 31, 2008, and June 30, 2008, respectively, state that this material weakness had not been remediated as of the end of the

applicable period and disclose the measures that you implemented during the applicable quarter to improve your internal control over financial reporting. In future filings, when you refer to remediation of material weaknesses, please provide an estimated timetable for remediation and any associated material costs.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 73

7.   We are unable to locate the disclosure called for by Item 201(d) of Regulation S-K in your Form 10-K or in the portions of your definitive proxy statement incorporated therein by reference. Please advise.

Item 15. Exhibits and Financial Statement Schedules

Exhibits 31.1 and 31.2

8.   Your Section 302 certifications do not use the exact form and wording as set forth in Item 601(b)(31) of Regulation S-K. In particular, the word "report" has been replaced with the words "annual report" in paragraphs 2, 3 and 4 of each certification. Please confirm that in future filings, your certifications will use the exact form and wording set forth in the referenced Item, except as otherwise indicated in Commission statements or staff interpretations. This comment also applies to your quarterly reports on Form 10-Q for the periods ended March 31, 2008 and June 30, 2008.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis

Objectives of Compensation Programs

Benchmarking, page 16

9.   You disclose that in general, the compensation committee seeks to provide total cash compensation to your named executive officers that is within the 50th to 75th percentile of total cash compensation paid to executive officers at select peer companies. Please tell us supplementally where actual total cash compensation to your named executive officers for fiscal year 2007 fell within the targeted parameters and ensure that future filings disclose such information, if applicable.

Elements of Compensation

Bonuses, page 17

10.   It appears from your disclosure that corporate performance targets, such as
       revenue, bookings and profitability, were material to Pegasystems' executive
       compensation policies and decision-making processes for fiscal 2007, in
       particular its determination of cash bonuses for named executive officers. As you
       have not provided quantitative disclosure of the terms of these performance
       targets, we assume that the company concluded that quantitative disclosure of
       such targets would cause it competitive harm, based on supporting analysis and in
       reliance on Instruction 4 to Item 402(b) of Regulation S-K. In your response
       letter, please confirm that our assumption in this regard is accurate, or advise.

Elements of Post-Termination Compensation, page 20

11.   You should disclose the specific circumstances that would trigger the payments
       that you quantify in this section. See Item 402(j)(1) of Regulation S-K.
       Specifically, you do not provide any disclosure regarding what constitutes a
       termination "without cause." You should also describe any material conditions or
       obligations applicable to the receipt of these benefits. See Item 402(j)(4) of
       Regulation S-K.

                                    * * * * * * *

       Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filings, you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your response to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 or Mark Shannon, Staff Accountant, at (202) 551-3299 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Katherine Wray, Staff Attorney, at (202) 551-3483 or David Orlic, Special Counsel, at (202) 551-3503. If you need further assistance, you may contact me at (202) 551-3451.

Sincerely,

Mark Kronforst
Accounting Branch Chief